Queenstake Resources Ltd.

Interim Consolidated Financial Statements

For the three months and six months ended June 30, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated Financial Statements for the three months and six months ended June 30, 2003

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the audited consolidated financial statements and management discussion and analysis of financial condition and results of operations for the year ended December 31, 2002.

The Company acquired the Jerritt Canyon gold mine (the "JC Mine") effective June 30, 2003 and paid for it on July 1, 2003.

The June 30, 2003 balance sheet includes the assets and liabilities purchased with the JC Mine and consideration for the net assets and the environmental risk program were recorded as liabilities. $21,000,000 cash in escrow from the June 25, 2003 sale of 105,000,000 subscription receipts is not included as a current asset because it is restricted cash. $5,000,000 cash received on July 4, 2003 from the sale of 25,000,000 units is a subsequent event and is not included at June 30, 2003. Current liabilities include the cash portion of the commission payable on the subscription receipts, amounts payable on the assumed capital leases and oxygen plant note within 12 months and a provision of U.S.$10,000,000 that will be payable in the next 12 months of the debt closed on July 8, 2003.

By July 8, 2003 the Company had completed the equity and debt financings necessary to fund the balance of the environmental risk transfer program.

Acquisition cost

The JC Mine is an operating gold property with four underground mines currently in production feeding ore to a process plant. It is located in Elko County, Nevada approximately 60 miles north of Elko, Nevada. At June 30, 2003 the Sellers of the JC Mine had been paid U.S.$250,000 and on July 1, 2003 the Sellers were paid cash of U.S.$1,250,000 and were issued 32,000,000 common shares of the Company. In addition the Sellers will be paid Production and Royalty Payments beginning upon the earlier of repayment of the senior debt and June 30, 2005. Production Payments totalling U.S.$6,000,000 will be paid in instalments of U.S.$1 million per quarter, and a Net Smelter Return royalty is also payable, based on a sliding scale ranging from 2% to 4% at gold prices above US$320 an ounce capped at US$4 million. Westwind Partners, Inc. acted as an acquisition advisor for the Company for which they were paid a fee.

Equity Financing

On July 2, 2003 the Subscription Receipts issued and sold for gross proceeds of $21,000,000 on June 25, 2003 were exercised for no additional consideration. The Company issued 105,000,000 common shares and 52,500,000 Warrants and the proceeds were released from escrow. Each whole Warrant will entitle the holder to purchase one common share at an exercise price of $0.25 until June 25, 2005.

On July 4, 2003 the Company issued 25,000,000 units at $0.20 each on a private placement basis for gross proceeds of $5,000,000. Each unit comprised one common share and one half a Warrant. Each whole Warrant will entitle the holder to purchase one common share at an exercise price of $0.25 until June 25, 2005.

The Agents were issued Broker Warrants on the two equity financings entitling them to purchase at an exercise price of $0.22 per share, 6,300,000 common shares until June 25, 2004 and 1,500,000 common shares until July 3, 2004 in addition to a cash commission.

Debt Financing

On July 8, 2003 the Company drew down a senior debt financing of U.S.$20,000,000, bearing interest at U.S. Prime plus 7%, a current effective rate of 11%. The loan is fully secured by all of the JC Mine assets as well as a guarantee of the Company secured by its assets. The loan is to be repaid, with minimum quarterly payments of U.S.$2.5 million, by June 27, 2005. The lender was paid a 3% set up fee and was issued 37,000,000 share purchase warrants with a five year term and a nominal exercise price of $0.01 per share and 2,000,000 share purchase warrants at an exercise price of $0.25 expiring on July 7, 2005. The lender also guaranteed the Company's purchase of a series of gold put options by which the Company has effectively established a minimum price of U.S.$330 per ounce for approximately 400,000 ounces of gold production from the JC Mine over the next 24 months. This method of price protection does not in any way limit the upside gold price potential. Premiums will be paid by the Company out of cash flow from the JC Mine as the puts become exercisable. Westwind Partners, Inc. acted as debt placement agent for the Company for which they were paid a fee.

At the conclusion of all of the above transactions the Company had 244,298,243 issued and outstanding common shares and 376,534,227 on a fully diluted basis. If all the outstanding options and warrants were exercised the Company would realize proceeds of $24.6 million.

Environmental Risk Transfer Program

The Company assumed through its acquisition of the JC Mine the liability for the reclamation and closure of the JC Mine. The Company negotiated with American Insurance Group ("AIG") an environmental risk transfer program (the "Program"), providing coverage for 20 years, at a total up front cost of U.S.$32.7 million/C$44 million. The Program satisfies the bonding requirements of U.S.$33.47 million for the JC Mine operating permits granted by the US Forest Service and the Nevada Department of Environment Protection.

The majority of the Program comprises a closure cost cap insurance policy which will serve to fund reclamation and post-closure site management by the Company. AIG has deposited U.S.$25.8 million of the premium into a commutation account to earn interest and the commutation account will then be used to directly pay ongoing reclamation costs as incurred. The insurance component of the Program provides insurance coverage for future reclamation costs if they exceed those provided for by the commutation account. The Company's reclamation liability will reduce at the same rate as the commutation account balance. Interest earned on the commutation account will increase the commutation account and the reclamation liability. Over time, if the ultimate reclamation of the JC Mine costs less than the amount in the commutation account the Company would be refunded the excess cash. If the reclamation cost is more than the commutation balance the insurance portion of the Program is activated and AIG would pay the excess cost.

The second part of the Program provides pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions (20 year term) and new pollution conditions (5 year term).

RESULTS OF OPERATIONS

Three months and six months ended June 30, 2003 compared with the three months and six months ended June 30, 2002

During the six months ended June 30, 2003 the Company earned $401,270 (U.S.$275,000) as operator of the Magistral Joint Venture, compared to $472,305 (U.S.$300,000) at this time last year. The appreciation of the Canadian dollar to the U.S dollar contributed to the decline in revenue. Interest income for the six months ended June 30, 2003 in the amount of $167,749 related to accrued interest on the Company's loans to the Magistral Joint Venture. Interest at this time last year was negligible. The Company has taken a provision for doubtful accounts for all uncollected management fees and accrued interest on the loans totaling $937,166 as operations at the Magistral gold mine are not yet self-sufficient and the Company and its joint venture partner are currently reviewing possible recapitalization structures.

Title to the JC Mine and the operating permits for the JC Mine transferred to the Company on June 30, 2003, and all debt and equity financings were completed by July 8, 2003. The assets and liabilities are reported on the June 30, 2003 balance sheet and gold production operations will be included beginning July 1, 2003.

General and administration expenses increased to $818,523 from $718,663 for the same period last year. The overall increase of 14% is a reflection of increased staffing and an increase in corporate development activities. The focus of the first half of 2003 was on the Company's two attempts to acquire the JC Mine. The first attempt began February 27, 2003 and terminated on April 7, 2003. The second, successful attempt began on May 20, 2003 and concluded on June 30, 2003. At this time last year the Company's activities, as operator of the Magistral Joint Venture, were concentrated on construction of the Magistral mine. Corporate development was $764,178 compared to $1,077 this time last year a reflection of the Company's activities in those periods.

A foreign exchange loss of $394,299 was a significant amount for the first time because of the Company's U.S. dollar denominated receivables and loans to the Magistral Joint Venture and the loss in value of the U.S. dollar against the Canadian dollar in the period.

Three months and six months ended June 30, 2002 compared with the three months and six months ended June 30, 2001

As operator of the Magistral Joint Venture, Queenstake earned US$300,000 fees (Cdn$472,305) management fees for the construction period of the Magistral gold mine for the first six months of 2002.

General and administration expenses were $718,663 for the first half 2002 compared to $350,370 for the first half 2001. On January 1, 2002 the Company hired a Controller and secretary both working from the Denver office to assist in the Company's growth. With commencement of construction at Magistral the Company stopped capitalizing up to 50% of the salaries of its President and Vice President Exploration to the Magistral project, or about $85,000 (US$55,000) for the first half of 2001. The majority of the Company's general and administrative costs are now incurred in US dollars and paid for from a Canadian dollar treasury. The average exchange rate for the first half 2002 was 1.57435 compared to 1.53445 for the first half 2001 which contributed to the overall increase when comparing the two periods.

A significant item on the statement of loss is the non-cash expense of $679,634 relating to the early conversion of a note that would have matured in September 2003. The charge is calculated in accordance with the pronouncement of the CICA, EIC-96, Accounting for the Early Extinguishment of Convertible Securities Through Induced Early Conversion. The charge to earnings in the amount of $1,304 was calculated in accordance with the new requirements of CICA of accounting for stock-based compensation expense. Under this method, compensation expense on stock options granted to consultants is recorded as an expense in the period the options are vested. Stock options granted to consultants are accounted for using the fair value method. Stock options granted to employees and directors are reported on a pro-forma basis and are not included in the current loss.

LIQUIDITY AND CAPITAL RESOURCES

Historically, Queenstake's capital needs have been met through sales of equity securities. With the acquisition of the JC Mine effective June 30, 2003 the Company will produce, on an annualized basis, approximately 300,000 ounces of gold per year.

In the first half of 2003 the Company earned but did not collect $401,270 (U.S.$300,000) of management fees for operating the Magistral Joint Venture. Interest income earned but not collected for the period was $167,749. The Company financed its operations for the period from cash treasury and equity financings.

In the first half of 2003 the Company issued 13,089,667 shares pursuant to private placements for gross proceeds of $2,751,520, 30,000 shares pursuant to the exercise of stock options for gross proceeds of $3,300 and paid issue costs of $448,610. On June 25, 2003 the Company issued 105,000,000 subscription receipts for gross proceeds of $21,000,000, released from escrow on July 2, 2003.

In July and August of 2003 the Company issued 25,000,000 shares pursuant to private placements for gross proceeds of $5,000,000, 830,000 shares pursuant to the exercise of stock options for gross proceeds of $186,500, 50,650,806 shares pursuant to the exercise of share purchase warrants for gross proceeds of $3,982,560 and paid issue costs of approximately $1,850,000.

On February 14, 2003 the Company issued 1,194,531 shares of the Company to satisfy the January 30, 2003 trigger of the Magistral Joint Venture owed U.S.$250,000 Gold Note. On August 28, 2003 the Company issued 1,000,000 shares of the Company to satisfy U.S.$300,000 of the August 7, 2003 trigger of the Magistral Joint Venture owed U.S.$600,000 Gold Note.

Queenstake expects to receive cash flow from production at Jerritt Canyon during the next twelve months; however, if production is delayed or is not profitable, then there may be delays in receiving this anticipated income. Queenstake is subject to various risks and uncertainties, most of which are inherent to conducting mining operations and mineral exploration and development activities. Foreign investments are subject to taxation as imposed at various levels within each country, capital investments and repatriation limitations, and the effects of changes in foreign currency rates. Environmental laws imposed presently or in the future may also result in additional costs of conducting mineral exploration or mining activities. Finally, amounts recorded by Queenstake as long-term investments and as mineral properties are dependent upon future profitable operations of the underlying mineral properties.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.

Material increases or decreases in the Company's liquidity will be substantially determined by the price of gold and the success or failure of its Jerritt Canyon mine and of its Magistral project attaining profitable production.

Three months and six months ended June 30, 2003 compared with the three months and six months ended June 30, 2002

The Company used a total of $1,592,132 cash in the six month period ending June 30, 2003: $1,407,981 to fund operations, $184,151 to fund non-cash working capital, $505,236 towards the cost of acquiring the JC Mine and $137,270 to fund cash calls from the Magistral Joint Venture. The Company issued a total of 13,089,667 shares in the six month period of which $2,306,210 for cash net of issue costs and $382,250 for deemed proceeds to be recovered from the Magistral Joint Venture in the future. Queenstake's cash balance at June 30, 2003 was $248,659 of unrestricted corporate cash and $21,000,000 cash in escrow, released on July 2, 2003. As previously stated these financial statements do not yet include gold operations from the JC Mine or the accounts of the Magistral Joint Venture. The cash balance, combined with its JC Mine income, would be sufficient to fund more than the next 12 months of planned operations of the Company. However, if profitable operations at the JC Mine and the Magistral gold mine are not sustained or attained respectively the Company may need to raise additional equity financing.

Three months and six months ended June 30, 2002 compared with the three months and six months ended June 30, 2001

The Company's cash increased by $329,285 in the six-month period ending June 30, 2002. Cash sources were revenues from management fees and other minor sources totaled $473,318 and proceeds from share purchase warrant exercises were $629,500. Corporate operations used $265,336, the cash costs to issue shares to settle liabilities were $4,364. $30,515 was used to upgrade the Denver office computer equipment for its four personnel. Cash at June 30, 2002 was $684,080 and working capital was $618,748, which combined with its management fee income, is sufficient to fund the next 12 months of planned operations of the Company with any increase in corporate activity or acquisitions to be funded by additional and associated external debt or equity financing.

QUEENSTAKE RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

(In Canadian Dollars)
(unaudited - Prepared by Management)

As at		June 30, 2003	December 31, 2002
ASSETS
Current assets	Note
Cash and short-term investments		$248,659	$177,692
Accounts receivable-Magistral Joint Venture	3	115,733	540,821
Accounts receivable-Other		88,889	93,203
Prepaid expenses		224,679	-
Inventory - materials and supplies	5	3,720,563	-
Loan to Magistral Joint Venture	3	-	1,816,951
		4,398,523	2,628,667
Cash in escrow	11	21,000,000	-
Investments	4	4,787,958	4,405,708
Loan to Magistral Joint Venture	3	1,954,225	-
Jerritt Canyon, mineral property	6	40,534,233	-
Environmental risk transfer program	8	44,007,720	-
Plant and equipment	7	11,210,130	56,108
		123,494,266	4,461,816
		$127,892,789	$7,090,483
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$2,413,152	$105,595
Current portion capital leases	9	942,850	-
Current portion long-term debt	10	15,159,375	-
		18,515,377	105,595
Long term liabilities
Capital leases	9	742,811	-
Long term liabilities	10	46,949,139	-
Reclamation, Jerritt Canyon	6	34,720,767	-
		82,412,717	-
Non controlling interest	5	554,598	615,061
		101,482,692	720,656
SHAREHOLDERS' EQUITY
Share capital
Authorized: unlimited common shares without par value
Issued: 82,298,243 (2002 - 67,984,045 shares)	11	58,102,718	55,414,258
Subscription receipts	11	19,640,000	-
Contributed surplus	11	227,232	227,232
Stock option compensation	11	4,831	4,282
Deficit		(51,564,684)	(49,275,945)
		26,410,097	6,369,827
		$127,892,789	$7,090,483

CONTINUING OPERATIONS - NOTE 2
COMMITMENTS - NOTE 12

Approved by the Board of Directors
/s/ Grant Edey                               /s/ Christopher Davie
 G. Edey, Director                           C. Davie, Director

QUEENSTAKE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(In Canadian Dollars)
(unaudited - Prepared by Management)

	Three months ended		Six months ended
For the period ended	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Revenue
Management fees	$174,800	$233,190	$401,270	$472,305
Interest and other income	83,716	661	167,749	1,674
	258,516	233,851	569,019	473,318
Costs and expenses
General and administrative	428,719	401,543	818,523	718,663
Corporate development	340,948	240	764,178	1,077
Provision for doubtful accounts	937,166	-	937,166	-
Depreciation	2,053	2,940	3,506	5,457
Interest	-	-	-	4,845
	1,708,886	404,723	2,523,373	730,042
Loss before the undernoted	(1,450,370)	(170,872)	(1,954,354)	(256,724)
Other (income) expense
Non-cash loss on early conversion of debt	-	-	-	679,634
Non-cash stock compensation	549	-	549	1,304
Loss (gain) on foreign exchange	203,475	(138,711)	394,299	(104,892)
	204,024	(138,711)	394,848	540,046
Loss before non-controlling interest	(1,654,394)	(32,161)	(2,349,202)	(796,770)
Non-controlling interest	54,358	-	60,463	-
Net loss	$(1,600,036)	$(105,761)	$(2,288,739)	$(870,370)
Net loss per share	$(0.02)	$(0.00)	$(0.03)	$(0.01)
Weighted average number
of shares outstanding	77,941,100	60,491,422	76,661,224	58,505,466
Deficit, beginning of period	$(49,964,648)	$(48,465,165)	$(49,275,945)	$(47,562,106)
Net loss	(1,600,036)	(32,161)	(2,288,739)	(796,770)
Accretion of liability component of
convertible secured note	-	-	-	(138,450)
Deficit, end of period	$(51,564,684)	$(48,497,326)	$(51,564,684)	$(48,497,326)

(See accompanying notes to the consolidated Financial Statements)

QUEENSTAKE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Canadian Dollars)
(unaudited - Prepared by Management)

	Three months ended		Six months ended
For the period ended	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

CASH FLOWS FROM (USED IN):
OPERATING ACTIVITIES
Net loss	$(1,600,036)	$(32,161)	$(2,288,739)	$(796,770)
Items not involving cash
Provision for doubtful accounts	937,166	-	937,166	-
Loss on early conversion of note	-	-	-	679,634
Unrealized foreign exchange gain	-	(147,200)	-	(147,200)
Stock based compensation expense	549	-	549	1,304
Interest paid in shares	-	-	-	4,845
Depreciation	2,053	2,940	3,506	5,457
Non-Controlling Interest	(54,358)	-	(60,463)	-
	(714,626)	(176,421)	(1,407,981)	(252,730)
Net changes in non-cash working capital
items (see note 15)	(72,969)	9,629	(181,990)	(12,606)

	(787,595)	(166,792)	(1,589,971)	(265,336)

FINANCING ACTIVITIES
Shares issued for cash	934,043	-	2,306,210	-
Share purchase warrants exercised	-	629,500	-	629,500
Cost to issue share on conversion of note	-	-	-	(4,364)
	934,043	629,500	2,306,210	625,136

INVESTING ACTIVITIES
Acquisition of resource property	(440,105)	-	(440,105)	-
Investment in Magistral Joint Venture	(137,274)	-	(137,274)	-
Purchase of environmental risk transfer
program	(67,375)	-	(67,375)	-
Expenditures on capital assets	5,469	(8,693)	(518)	(30,515)
	(639,285)	(8,693)	(645,272)	(30,515)
Increase (decrease) in cash and short-term
investments	(492,837)	454,015	70,967	329,285
Cash and short-term investments,
beginning of period	741,496	230,065	177,692	354,795
Cash and short-term investments,
end of period	$248,659	$684,080	$248,659	$684,080

(See accompanying notes to the consolidated Financial Statements)

SUPPLEMENTAL DISCLOSURE - NOTE 15

QUEENSTAKE RESOURCES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

For the three months and six months ended June 30, 2003 (in Canadian Dollars) (unaudited - Prepared by Management)

1. Interim Unaudited Financial Statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002.

2. Continuing Operations

The Company is incorporated under the laws of the Yukon, Canada, and is engaged in gold mining and mineral exploration and related activities, including the acquisition, exploration, and development of resource properties. These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

By July 8, 2003 the Company had completed the debt and equity financings necessary to pay for the Jerritt Canyon acquisition and the cost of an environmental risk transfer program and had eliminated the June 30, 2003 working capital deficiency. These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the operations from the Jerritt Canyon mine will mitigate the adverse conditions and events that raise doubt about the validity of the going concern assumption used in preparing these financial statements. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets, liabilities, the reported income and expenses and the balance sheet classifications used.

3. Amounts due from the Magistral Joint Venture

	June 30, 2003	June 30, 2003	December 31,	December 31,
			2002	2002
	Canadian $	US $	Canadian $	US $
(a) Accounts Receivable
Accrued interest on loan	-	-	128,281	81,211
Other recoverable expenses	115,733	85,887	96,620	61,167
Management fee receivable	-	-	315,920	200,000
	115,733	85,887	540,821	342,378
(b) Loan Receivable
Current loan receivable	-	-	1,816,951	1,150,260
Long-term loan receivable	1,954,225	1,450,260	-	-

The Company accrued interest on a U.S.$1,450,260 loan to the Magistral Joint Venture for the six month period ended June 30, 2003 in the amount of U.S.$113,959. The Company has set up an allowance for doubtful accounts for a total receivable in the amount of U.S.$195,075.

The Company accrued management fees at the rate of U.S.$50,000 per month until May 31, 2003 and as agreed with the Magistral Joint Venture management committee, US$25,000 for the month of June. The Company has set up an allowance for doubtful accounts for a total receivable in the amount of U.S.$475,000.

On June 12, 2003 the Company received a cash call from the Magistral Joint Venture, which will be treated as a loan, in the amount of U.S.$800,000 of which U.S.$300,000 had been funded by June 30, 2003 and the remaining U.S.$500,000 was funded in July 2003. Midwest Mining Inc. also contributed its full cash call in the amount of U.S.$800,000 as a loan. The loans bear interest at 18% per annum and are repayable, pari passu, from the cash flow of the joint venture before any other distributions, loan repayments or repayments of capital to the joint venture participants. The loans are secured by a first charge over all assets of the joint venture. The Company reported this loan as a current asset at December 31, 2002 and has since re-classed the loan as a Long-term Investment. These loans, together with the other amounts due from the Magistral Joint Venture are being reviewed with the Company's joint venture partner in the context of the Magistral operations and a necessary re-capitalization.

The Canadian dollar to U.S. dollar exchange rate at June 30, 2003 was 1.3475 compared to 1.5796 at December 31, 2002. The Company recorded an unrealized foreign exchange loss of $266,975 against the December 31, 2002 receivable as part of the second quarter 2003 foreign exchange loss.

4. Long-term Investments

	June 30,	December 31,
	2003	2002
(a) Magistral Joint Venture, Mexico	$4,757,958	$4,375,708
(b) Monterrico Metals PLC, Peru	30,000	30,000
	$4,787,958	$4,405,708

On January 30, 2003, the second U.S.$250,000 tranche of an amount owed by the Magistral Joint Venture (the "MJV") to Campbell Resources Inc. was triggered and the Company elected to satisfy the MJV obligation by the issuance of 1,194,531 shares of the Company to Campbell on behalf of the MJV. The Company expects to recover the deemed value of the shares C$382,250 (U.S.$250,000), together with the 2002 settlement of $234,840 (U.S.$150,000) from the MJV after Midwest Mining Inc. is repaid its preferred U.S.$6,625,000 by the MJV.

On August 7, 2003 the gold price averaged US$350 per ounce over the previous 120-day period and a US$600,000 note was triggered for payment to Campbell Resources Inc. by the MJV. The MJV operations at Magistral are not yet completely self-sustaining and on August 7, 2003, the Company was delivered a cash call by the MJV for U.S.$800,000, being 50% of the U.S.$600,000 payment needed for the Campbell note and U.S.$1,000,000 to cover cash operating shortfalls. Queenstake will fund U.S.$500,000 of its cash call in cash and after negotiation with Campbell, on August 28, 2003 Campbell was issued 1,000,000 common shares of Queenstake to satisfy U.S.$300,000 of the note.

On August 21, 2003 the Company sold its entire investment of 300,000 shares of Monterrico Metals PLC for net proceeds of U.S.$526,665. The profit from the sale will be recorded in the third quarter of 2003.

5. Non-controlling Interest

	June 30,	December 31,
	2003	2002
Balance - Beginning of period	$615,061	$$591,575
Non-controlling interest in income
of Pangea Resources, Inc.	(60,463)	23,486
Balance - End of period	$554,598	$615,061

6. Business Acquisition

Queenstake Resource U.S.A. Inc. a wholly owned subsidiary of Queenstake Resources Ltd. acquired all of the material assets and liabilities of the Jerritt Canyon Mine effective June 30, 2003 pursuant to an Asset Purchase and Sale Agreement (the "Agreement") dated May 30, 2003 between the Company and subsidiaries of AngloGold Limited and Meridian Gold, Inc. (the "Sellers"). The Jerritt Canyon mine (the "JC Mine") is a producing gold mine located in Elko County, Nevada.

At June 30, 2003 the Company had paid the Sellers a down payment of U.S.$250,000 towards the cash portion of the purchase price, U.S.$76,010 towards the cost of the acquisition and it had paid AIG Environmental a down payment of U.S.$50,000 toward the purchase price of the environmental risk transfer insurance program. By July 8, 2003, the Company had completed its payment to the Sellers and AIG. Please see Note 9 and Note 10 for financing details.

The acquisition has been accounted for under the purchase method effective midnight June 30, 2003. The Company will account for operations of the JC Mine from July 1, 2003.

Details of the net assets acquired at fair values at the acquisition date, translated to Canadian dollars at the June 30, 2003 rate of 1.3475, are as follows:

	US $	Cdn $
Inventories - material and supplies	2,761,086	3,720,563
Prepaid expenses	151,600	204,281
Mining plant and equipment	8,279,785	11,157,010
Mining properties	30,081,063	40,534,233
	41,273,534	55,616,087
Current liabilities	150,000	202,125
Capital leased equipment	1,250,954	1,685,661
Oxygen plant note	1,789,917	2,411,913
Reclamation liability	25,766,803	34,720,767
	12,315,860	16,595,623

Consideration given:
Cash to Sellers - paid at June 30, 2003	250,000	336,875
Cash to Sellers on July 1, 2003	1,250,000	1,684,375
32,000,000 common shares of the Company issued on	5,936,920	8,000,000
July 1, 2003
Deferred production payment, present value of
$6,000,000	4,506,034	6,071,881
Costs of acquisition	372,906	502,492
	12,315,860	16,595,623

The JC Mine is an operating gold property with four underground mines currently in production feeding ore to a process plant. It is located in Elko County, Nevada approximately 60 miles north of Elko, Nevada. The operations are conducted on a combination of public and private lands and the process plant administrative facilities and tailings impoundment located on private lands obtained in part through a land swap with Bureau of Land Management.

At the present time the JC Mine comprises 2,177 owned and leased claims, 12,433 acres of fee land, 934 acres of patented claims and 9,911 acres of leased fee land with mineral rights.

An environmental liability accrual relating to closure and reclamation has been provided, including the closure of the tailings impoundment and waste rock dumps, reclamation of pits by partially backfilling the pits with mine waste from underground operations, sealing of underground portals and dismantling of buildings and structures. It should be noted that current geochemical characterization of the waste rock produced from mining operations has been demonstrated to be generally non-acid generating.

The Company has agreed to pay the Sellers a Net Smelter Return royalty payable, to begin the earlier of full repayment of the Senior Debt (Note 10) or June 30, 2005, based on a sliding scale ranging from 2% to 4% at gold prices above $320 an ounce. The royalty is capped at $4 million at which point it converts into a 1% Net Profits Interest payable only to AngloGold.

The gold reserves and resources at the JC Mine at December 31, 2002, as stated by the Sellers and audited as part of the Company's due diligence by Pincock Allen and Holt of Denver are proven and probable reserves of 2.5 million tons at an average grade 0.24 ounces per ton, totaling 581,000 ounces of gold, plus a measured and indicated resource of a further 5 million tons, grading 0.26 ounces, totaling a further 1.3 million ounces.

The Company will amortize the cost of the JC Mine over the life of the gold reserves on a unit-of-production basis.

The Company has assumed that the Mine will continue to operate at a profit however actual results may differ from management estimates and the differences may be material.

7. Plant and equipment

		June 30,		December
		2003		31, 2002
	Cost	Accumulated	Net book	Net book
		depreciation	value	value

Mining plant and equipment
(Note 6)	$11,157,010	$-	$11,157,010	$-
Mining equipment, Mexico	61,451	50,781	10,670	10,670
Office equipment	118,544	76,094	42,450	45,438
	$11,230,315	$126,875	$11,210,130	$56,108

The Company acquired through the acquisition of the JC Mine (Note 6) all of the mobile and ancillary equipment and machinery necessary to continue to operate the JC Mine. The value assigned to the equipment is the fair value as determined between the Sellers and the Company in the Agreement. The Company has yet to optimize the assignment of the purchase price amongst the assets acquired.

See Note 9 for the discussion of the capital leased equipment assumed with the acquisition of the Mine.

8. Environmental Risk Transfer Program

The Company assumed through its acquisition of the JC Mine the liability for the reclamation and closure of the JC Mine. The Company negotiated with American Insurance Group ("AIG") an environmental risk transfer program (the "Program"), providing coverage for 20 years, at a total up front cost of U.S.$32.7 million/C$44 million. The Program satisfies the bonding requirements of U.S.$33.47 million for the JC Mine operating permits granted by the US Forest Service and the Nevada Department of Environment Protection.

The majority of the Program comprises a closure cost cap insurance policy which will serve to fund reclamation and post-closure site management by the Company. AIG has deposited U.S.$25.8 million of the premium into a commutation account to earn interest and the commutation account will then be used to directly pay ongoing reclamation costs as incurred. The insurance component of the Program provides insurance coverage for future reclamation costs if they exceed those provided for by the commutation account. The Company's reclamation liability will reduce at the same rate as the commutation account balance. Interest earned on the commutation account will increase the commutation account and the reclamation liability. Over time, if the ultimate reclamation of the JC Mine costs less than the amount in the commutation account the Company would be refunded the excess cash. If the reclamation cost is more than the commutation balance the insurance portion of the Program is activated and AIG would pay the excess cost.

The second part of the Program provides pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions (20 year term) and new pollution conditions (5 year term).

9. Capital Leases

	US $	Cdn $
December 31, 2002	-	-
Senstar Lease equipment	1,250,954	1,685,661
Less portion included in current liabilities	699,703	942,850
June 30, 2003	551,251	774,289

The Company assumed through the acquisition of the JC Mine two capital leases with Senstar Capital Corporation, financed by Senstar Finance Company for trucks and other equipment necessary for operating the Mine. The principal of the leases assumed at June 30, 2003 is U.S.$1,362,544, which in accordance with GAAP has been taken to a present value of U.S.$1,250,954 using 8%, the intrinsic interest rate of the assumed leases as the discount factor.

Lease payments for the last six months of 2003 will be U.S.$343,144, U.S.$713,108 for 2004, U.S.$243,801 for 2005 and U.S.$62,475 for 2006. Both leases contain early purchase buy-outs on certain dates.

10. Long Term Liabilities

	US $	Cdn $
AIG premium	32,608,790	43,940,345
Jerritt Canyon cash acquisition cost	1,250,000	1,684,375
Jerritt Canyon - 32,000,000 shares	5,936,920	8,000,000
Oxygen Plant Note	1,789,917	2,411,913
Production Payment	4,506,034	6,071,881
	46,091,661	54,108,514
Less portion included in current liabilities:
Senior Debt	10,000,000	13,475,000
Oxygen Plant Note	1,250,000	1,684,375
Balance, June 30, 2003	34,841,661	46,949,139

On July 8, 2003 the Company drew down a loan of U.S.$20,000,000 (the "Senior Debt"). The Senior Debt bears interest at the US prime interest rate plus 7%, a current effective interest rate of 11%. The Senior Debt will be repaid over a two-year term, with minimum quarterly payments of U.S.$2,500,000 and other provisions of default customary to a loan of this size. The Senior Debt is secured by all of the assets of Queenstake Resources U.S.A., Inc. and is guaranteed and further secured by Queenstake Resources Ltd. The proceeds of the Senior Debt were used to pay a portion of the AIG premium with the remainder paid from equity financing. The lender was paid a cash set up fee of 3% and was issued, as part of the cost of the Senior Debt 37,000,000 share purchase warrants with a five year term and a nominal exercise price of $0.01 per share and 2,000,000 share purchase warrants at an exercise price of $0.25 expiring on July 7, 2005. The Company paid its financial advisors a fee of 4% of the principal amount of the Senior Debt.

As a part of the cost of the acquisition of the Mine, the Company has agreed to pay the Sellers a Production Payment of U.S.$6,000,000 by way of quarterly cash payments of $1 million, to begin at the earlier of full repayment of the Senior Debt or June 30, 2005. The U.S.$6,000,000 has been taken to a present value of U.S.$4,506,034 using the current effective interest rate of the Senior Debt as the discount factor. The face value of the Production Payment will be accreted by the implied interest over the life of the debt.

As a part of the cost of the acquisition of the Mine, the Company assumed a U.S.$2,000,000 Note owed to AngloGold for the oxygen plant. The Oxygen Plant Note will be paid at the rate of U.S.$250,000 on each of September 30, 2003, October 31, 2003, November 30, 2003, March 31, 2004, June 30, 2004, September 30, 2004 and a final payment of $500,000 on August 31, 2005. The U.S.$2,000,000 has been taken to a present value of U.S.$1,789,917 using the current effective interest rate of the Senior Debt as the discount factor. U.S.$1,250,000/C$1,684,375 has been included in current liabilities as it will be payable in the next twelve months. The face value of the Oxygen Plant Note will be accreted by the implied interest over the life of the debt.

11. Share Capital

Authorized: Unlimited common shares

(a) During the six months ended June 30, 2003 changes in share capital were as follows:

	Shares	Amount
Balance, December 31, 2002	67,984,045	$ 55,414,258
Issued during the period (net of issue costs)
For cash	6,589,667	1,581,520
For cash on exercise of incentive stock options	30,000	3,300
Shares issued to Campbell Resources Inc.	1,194,531	382,250
For cash	6,500,000	1,170,000
Share issue costs including commissions	-	(448,610)
	7,814,198	2,688,460
Balance, June 30, 2003	82,298,243	$58,102,718

On January 16, 2003 and January 31, 2003 pursuant to a non-brokered private placement financing announced December 20, 2002 the Company issued a total of 6,589,667 common shares and 6,589,667 common share purchase warrants for gross proceeds of $1,581,520. The first tranche of 5,060,000 common share purchase warrant entitles the holder to purchase one common share at an exercise price of $0.30 at any time until January 15, 2004 and the second tranche of 1,529,667 common share purchase warrant entitles the holder to purchase one common share at an exercise price of $0.30 at any time until January 30, 2004. The Company paid a total cash finders' fee of $126,522 and issued 506,000 finders' share purchase warrants entitling the holder to purchase one common share at an exercise price of $0.26 at any time until January 15, 2004 and 152,967 finders' share purchase warrants entitling the holder to purchase one common share at an exercise price of $0.26 at any time until January 30, 2004.

On February 14, 2003 the Company issued 1,194,531 shares of the Company to satisfy the January 30, 2003 trigger of the Magistral Joint Venture owed U.S.$250,000 Gold Note. On August 28, 2003 the Company issued 1,000,000 shares of the Company to satisfy U.S.$300,000 of the August 7, 2003 trigger of the Magistral Joint Venture owed U.S.$600,000 Gold Note. See Note 4.

On March 21, 2003 the Company issued 30,000 shares pursuant to the exercise of stock options at an exercise price of $0.11. On June 12, 2003 the Company issued 6,500,000 common shares and 6,500,000 common share purchase warrants for gross proceeds of $1,170,000. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of $0.22 at any time until December 11, 2004. The Company paid a cash brokers' fee of $70,200 and issued 390,000 brokers' share purchase warrants entitling the holder to purchase one common share at an exercise price of $0.22 at any time until June 11, 2004. The common shares and any common shares issued pursuant to any Warrant or Broker's Warrants exercises prior to October 11, 2003, will have a hold period expiring on October 11, 2003.

On July 1, 2003 the Company issued 32,000,000 common shares to the Sellers.

Subsequent to the quarter end, on July 2, 2003 the Subscription Receipts previously issued and sold for gross proceeds of $21,000,000 ($19.6 million net of 6% commission and listing fees) were exercised for no additional consideration, the Company issued 105,000,000 common shares and 52,500,000 Warrants, and the proceeds were released from escrow. Each whole Warrant will entitle the holder to purchase one common share at an exercise price of $0.25 until June 25, 2005.

On July 4, 2003 the Company issued 25,000,000 units at $0.20 each on a private placement basis for gross proceeds of $5,000,000. Each unit comprised one common share and one half a common share purchase warrant. Each whole Warrant will entitle the holder to purchase one common share at an exercise price of $0.25 until June 25, 2005.

The Agents were issued Broker Warrants on the two equity financings entitling them to purchase at an exercise price of $0.22 per share, 6,300,000 common shares until June 25, 2004 and 1,500,000 common shares until July 3, 2004 in addition to a 6% cash commission.

See Note 10 for additional Warrant issues.

(b) At June 30, 2003 the Company had two stock option plans, the 1995 Plan and the Santa Cruz Plan. The Santa Cruz Plan will remain in place until all existing options are exercised, expire or are cancelled. The Company's 1995 Plan is the only active incentive stock option plan. It was established on May 17, 1995, and amended most recently on June 5, 2003. A maximum of 7,600,000 five-year options may be granted under the 1995 Plan at market value on the day before granting. One half of any options granted are exercisable immediately and the remainder one year later. At June 30, 2003, there were 4,797,350 granted.

Options outstanding at June 30, 2003 are exercisable in the following amounts and exercise prices:

Number of Shares	Exercise Price	Expiry Dates
2,615,000	$0.315	June 2, 2007
100,000	$0.215	November 3, 2007
25,000	$0.26	December 9, 2007
100,000	$0.19	August 5, 2007
650,000	$0.09	December 18, 2006
410,000	$0.155	June 15, 2005
680,000	$0.25	September 16, 2004
51,750	$0.97	January 31, 2004
46,575	$2.61	September 25, 2005
119,025	$3.86	September 25, 2005
4,797,350

On July 28, 2003 the Company granted 3,800,000 options at an exercise price of $0.385 and on August 8, 2003 it granted 300,000 options at an exercise price of $0.48. All options are for a five-year term. In July and August 200,000 options were cancelled upon termination of employment and 830,000 options were exercised for proceeds of $186,500. At August 28, 2003 there were 7,867,350 options granted.

Option activity for the period is as follows:

	June 30, 2003		December 31, 2002
		Weighted		Weighted
		Average		Average
	Shares	Exercise Price	Shares	Exercise Price
		$		$
Balance, beginning of period	5,120,162	0.41	2,603,674	0.89
Granted	-	-	2,970,000	0.31
Exercised	(30,000)	(.11)	(50,000)	(0.10)
Expired	(292,812)	(1.18)	(403,512)	(2.77)
Balance, end of period	4,797,350	0.38	5,120,162	0.41

Pursuant to the CICA policy of accounting for stock based compensation, compensation expense on stock options granted to directors and employees using the fair value method is disclosed as pro-forma information. The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions made as at the date of grant.

Risk-free interest rate	4.8%
Expected dividend yield	-

Expected stock price volatility	28%
Expected option life in years	5

The pro forma effect on net loss and loss per share for the six months ended June 30, 2003 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

Net loss for the period
Reported	$(2,288,738)
Pro forma	$(2,427,794)
Basic and diluted loss per share
Reported	$(0.03)
Pro forma	$(0.03)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(c) All Warrants were issued during the six month period ending June 30, 2003. Warrants outstanding at June 30, 2003 are exercisable in the following amounts and exercise prices:

Number of Shares	Exercise Price	Expiry Dates
5,060,000	$0.30	January 15, 2004
506,000	$0.26	January 15, 2004
1,529,667	$0.30	January 30, 2004
152,967	$0.26	January 30, 2004
500,000	$0.30	March 5, 2007
390,000	$0.22	June 11, 2004
6,500,000	$0.22	June 25, 2005
1,000,000	$0.20	June 11, 2004
15,638,634

Warrant activity for the period is as follows:

	June 30, 2003
		Weighted
		Average
	Shares	Exercise Price
		$
Balance, beginning of period	-	-
Issued	15,638,634	0.26
Exercised	-	-

Balance, end of period	15,638,634	0.26

On March 4, 2003 the Company issued Standard Bank London ("Standard") 500,000 share purchase warrants at a strike price of $0.30 and expiry of March 5, 2007. Standard was acting as financial advisors to Queenstake and the warrants are a part of their fee for services.

On June 11, 2003 the Company issued Westwind Partners Inc. 1,000,000 share purchase warrants at a strike price of $0.20 and expiry of June 11, 2004. Westwind were financial advisors to Queenstake and the warrants are a part of their fee for service.

Please review the subsequent events noted in item (a) of this Note and Note 10 for subsequent warrant issues. By August 28, 2003 the Company issued a total of 50,650,806 shares pursuant to the exercise of share purchase warrants for proceeds of $3,982,560, which number includes the 37,000,000 issued for $0.01 to the lender of the Senior Debt.

12. Commitments

The Company assumed an operating lease from the Sellers to Dux Machinery Corporation that requires a minimum three months rent under the terms of the contract totaling U.S.$63,555.

The lender guaranteed the Company's purchase of a series of gold put options by which the Company can effectively establish a minimum price of US$330 per ounce for approximately 400,000 ounces of gold production from the Mine over the next 24 months. This method of price protection does not in any way limit the upside gold price potential. Premiums will be paid by the Company out of cash flow as the puts become exercisable.

13. Income taxes

As a result of this business combination, the accounting and tax treatment of certain of the assets acquired may be different, and may result in significant tax differences. The effects of these timing differences for tax purposes have not been reflected in these financial statements.

14. Segmented information

The Company considers its business to consist of one operating segment and two geographic segments being the Jerritt Canyon mine in the United States (Note 6) and the Long-term investment in the Magistral Joint Venture, in Mexico (Note 3 and 4).

15. Supplemental disclosure

Changes in working capital:

	Three months ended		Six months ended
For the period ended	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Accounts Receivable, Magistral Joint	$(374,239)	$-	$(512,078)	$-
Venture
Accounts Receivable	4,314	4,234	4,314	(22,497)
Prepaid expenses	(20,398)	-	(20,398)	-
Accounts payable	317,354	5,395	346,172	9,891
	$(72,969)	$9,629	$(181,990)	$(12,606)

Non-cash financing and investing activities:

	Three months ended		Six months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Issued shares to satisfy the gold loan
payable by the Magistral Joint Venture	$-	$-	$382,250	$-
(Note 4)
Acquired net assets of the Jerritt Canyon
Mine for non-cash consideration (Note 6)	16,155,516	-	16,155,516	-
Acquired environmental risk transfer
program for non-cash consideration (Note 8)	43,940,345	-	43,940,345	-

Cash in escrow on subscription receipts
issued on June 25, 2003, net of issuance	19,640,000	-	19,640,000	-
costs payable

16. Subsequent event

See the individual notes for subsequent event updates.

CORPORATE DIRECTORY
REGISTERED AND RECORDS OFFICE	DIRECTORS AND OFFICERS
Queenstake Resources Ltd.	Chris Davie
Suite 200, 204 Lambert Street	Director and President, Chief Executive
Whitehorse, Yukon Y1A 3T2 Canada	Officer

EXECUTIVE OFFICE	James Mancuso
Director and (Non-Executive) Chairman
Queenstake Resources Ltd.
Suite 2940, 999 Eighteenth Street	Dorian (Dusty) Nicol
Denver, CO 80202 USA	Director and Executive Vice President and
Phone: (303) 297-1557	Director of Exploration
Fax: (303) 297-1587
Doris Meyer
CORPORATE OFFICE	Corporate Secretary
Doris Meyer
712C 12th Street	Jack Engele
New Westminster, BC, V3M 4J6 Canada	Vice President Finance, Chief Financial
Phone: (604) 516-0566	Officer effective September 2, 2003
Fax: (604) 516-0568
E-mail:doris@queenstake.com	Hugh Mogensen
Director
LEGAL COUNSEL
Peter Bojtos, P.Eng.
Gowling Lafleur Henderson LLP	Director
Suite 2300, Four Bentall Centre
1055 Dunsmuir Street, P.O. Box 49122	Grant Edey
Vancouver, BC V7X 1J1 Canada	Director

Anton, Campion, MacDonald, Oyler & Buchan	John Haigh
Suite 200, 204 Lambert Street	Investor Relations
Whitehorse, Yukon Y1A 3T2 Canada	303-297-1557

AUDITORS
Staley, Okada & Partners
3rd Floor, 10190 - 152A Street
Surrey, B.C. V3R 1J7 Canada

TRANSFER AGENT
CIBC Mellon Trust Company
1066 West Hastings Street, Suite 1600
Vancouver, BC, V6E 3X1 Canada
www.cibcmellon.com	TSX - QRL

WEBSITE
www.queenstake.com